THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 30, 2012

Ms. Jennifer Gowetski
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551

Dear Ms Gowetski:

  In response to your letter of comments dated March 29, 2012, please be advised as follows:

General

1.           Compliance and Disclosure Interpretations, Securities Act Rules, Question 612.09 provides:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. [Jan. 26, 2009].

The foregoing conflicts with the clear language of Rule 415 and from a legal perspective should be ignored if not repealed.  Rule 415 containing no qualification or limitation in its clear language as suggested by the foregoing.

Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Act”) provides in summary:

Ms. Jennifer Gowetski
Securities and Exchange Commission
RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551
March 30, 2012
Page 2

Sales may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration pertains only to securities which are offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.  The named selling shareholders are persons other than the registrant.  The registrant being defined as, the “issuer”, see Reg. 100(a)(4) of the Act.  Issuer being defined as set forth in Section 2(a)(4) of the Act.

Next, Reg. 415(a)(4) is not applicable.  It applies to an at the market offering of equity securities by or on behalf of the registrant.  Again, the selling shareholders are not “registrants”.

In short, the limitations contained in Reg. 415 are placed on the “issuer” only.  Again, the selling shareholders are not issuers.

An analysis of the elements set forth above provides the following:

a.
While who receives the proceeds is not the only question, it is, however, the primary cornerstone question.  The other issues are only applicable where there is doubt about who receives the proceeds.  The issuer is not receiving any of the proceeds from the sale of the securities.  I’m not sure how the resale of the securities is on behalf of the issuer when the issuer receives no cash from the sale.  You erroneously conclude that the sale of the shares by the selling shareholders is being made on behalf of the issuer, however, you supply no facts to support your position.  Clearly, if sales were being made by the selling shareholders and the proceeds were being returned to the Company directly or indirectly, that would be a case where the sales were being made on behalf of the issuer.  That is not the case here.  With respect to the selling shareholders, other than Mr. St-Pierre who purchased his shares when the Company was formed in 2009, services, unrelated to stock promotion, were provided to the Company.  The Company does not have cash to pay for the services.  The entities are willing to accept stock as consideration, provided the stock can be liquidated.  The alternative to this registration statement is a Form S-8.  It is legal and the shares can be issued.  The Company, seeking to do the right thing, decided to use a Form S-1.  To be in the spirit of public policy.  However, it does not have to do so.  It can use the Form S-8, and achieve the same objective as the S-1.  What is in the best interest of the public?  The S-1, but the Company has a duty to its shareholders and if the S-8 legally complies with the law and is in the best interest of the Company and its shareholders, in order to satisfy its legal obligations to its creditors, so be it.  That is what will be done.  The only drawback to the Form S-8 would be that Mr. St-Pierre would not be able to resell any of the shares he receives there under, since Rule 144 is currently not available to the Company until December 12, 2012.  An analysis of Mr. St-Pierre’s situation is exactly what the S-1 was designed for.  He has held his stock since Company’s inception in 2009; he was the founder of the Company; the sole person at risk; the sole person who developed the Company.

Ms. Jennifer Gowetski
Securities and Exchange Commission
RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551
March 30, 2012
Page 3

b.
Again, the following is a summary of the issuances of the shares to the selling shareholders; how long the shares have been held; the circumstances in which they received the shares; and, their relationship to the Company.

*
On May 29, 2009, we issued 50,000,000 shares of common stock to Michel St-Pierre, our sole officer and director, pursuant to the exemption from registration contained in Regulation S of the Securities Act of 1933. The sale of the shares took place outside the United States of America with a non-US person. The purchase price of the shares was $50.  The individual was furnished the same information that could be found in Part I of a Form S-1 registration statement and this person is a sophisticated investor.  These shares were deemed founders shares and were issued at the formation of the Company.

*
On February 8, 2012, we issued 2,923,035 restricted shares of the Company’s common stock, fully paid and non-assessable, in full satisfaction of the outstanding indebtedness owed to Capex in the amount of $292,303.52 owed at January 26, 2012.  The shares were issued on the basis of one restricted common share for each $0.10 of debt.  The indebtedness to Capex was incurred for research and development and some general and administrative expenses from December 1, 2009 through January 26, 2012.

*
On February 9, 2012, we issued 450,000 restricted shares of the Company’s common stock, fully paid and non-assessable, in full satisfaction of the outstanding indebtedness owed to DT Crystal Holdings Ltd. in the amount of $45,000 owed at February 9, 2012.  The shares were issued on the basis of one restricted common share for each $0.10 of debt.  The indebtedness to DT Crystal Holdings Ltd. was incurred for general and administrative expenses from December 5, 2011 to February 8, 2012.

*
On February 8, 2012, we issued 1,194,442 restricted shares of the Company’s common stock, fully paid and non-assessable, in full satisfaction of the outstanding indebtedness owed to Mr. Jean-Paul Langlais in the amount of $119,444.24 owed at January 31, 2012.  The shares were issued on the basis of one restricted common share for each $0.10 of debt.  The indebtedness to Mr. Langlais was incurred for corporate development and travel expenses from December 1, 2010 to January 31, 2012.

2.         None of the selling shareholders are in the business of underwriting securities.

Ms. Jennifer Gowetski
Securities and Exchange Commission
RE:	iMetrik M2M Solutions Inc.
Form S-1 Registration Statement
File No. 333-179551
March 30, 2012
Page 4

3.         Based upon a review of all of the factors aforesaid, again, it is my opinion that the transaction evidenced by the registration statement is not being conducted by or on behalf of the issuer and Rule 415 is available for the resale of the shares.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: iMetrik M2M Solutions Inc.